Filed Pursuant to Rule 433
Registration No. 333-213264
November 10, 2016

PRICING TERM SHEET
(To Preliminary Prospectus Supplement dated November 10, 2016)

Issuer:	Southern Power Company
Security:	Series 2016F 4.950% Senior Notes due December 15, 2046
Expected Ratings:*	Baa1 (Stable)/BBB+ (Negative)/BBB+ (Stable) (Moody’s/Standard & Poor’s/Fitch)
Size:	$400,000,000
Initial Public Offering Price:	98.562%
Maturity Date:	December 15, 2046
Treasury Benchmark:	2.500% due May 15, 2046
Benchmark Treasury Yield:	2.943%
Spread to Treasury:	+210 basis points
Re-offer Yield:	5.043%
Optional Redemption:
Make-Whole Call:	Prior to June 15, 2046 at T+35 basis points
Par Call:	On or after June 15, 2046 at 100%
Coupon:	4.950%
Interest Payment Dates:	June 15 and December 15 of each year, beginning June 15, 2017
Format:	SEC Registered
Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
CUSIP/ISIN:	843646 AU4 / US843646AU49
Trade Date:	November 10, 2016
Expected Settlement Date:	November 16, 2016 (T+3)
Joint Book-Running Managers:	Barclays Capital Inc. BNP Paribas Securities Corp. Merrill Lynch, Pierce, Fenner & Smith Incorporated Mizuho Securities USA Inc. Scotia Capital (USA) Inc. U.S. Bancorp Investments, Inc.
Co-Managers:
BB&T Capital Markets, a division of BB&T Securities, LLC
CIBC World Markets Corp.
Fifth Third Securities, Inc.
PNC Capital Markets LLC
TD Securities (USA) LLC
Loop Capital Markets LLC
The Williams Capital Group, L.P.
Blaylock Beal Van, LLC
CastleOak Securities, L.P.
Mischler Financial Group, Inc.

Concurrent Offerings:
$600,000,000 of Southern Power Company’s Series 2016D 1.950% Senior Notes due December 15, 2019 and $300,000,000 of Southern Power Company’s Series 2016E 2.500% Senior Notes due December 15, 2021, are expected to be issued on November 16, 2016. The closing of the offering of the Series 2016F Senior Notes is not contingent on the closing of the concurrent offerings.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, the underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling Southern Power Company collect at 1-404-506-0776, Barclays Capital Inc. toll free at 1-888-603-5847, BNP Paribas Securities Corp. toll free at 1-800-854-5674, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-294-1322, Mizuho Securities USA Inc. toll-free at 1-866-271-7403, Scotia Capital (USA), Inc. toll free at 1-800-372-3930 or U.S. Bancorp Investments, Inc. toll free at 877-558-2607.